OFFERING MEMORANDUM

PlantSnap Inc.

2017 Form C-AR from the WeFunder raise

473.5 WEST COLORADO AVE, Telluride, CO
81435

PlantSnap.net



THE COMPANY AND ITS BUSINESS

The company's business

Problem

Have you ever seen a plant or a flower and wondered exactly what it was? With PlantSnap in your pocket, you can find out in seconds.

There are over 300,000 species of plants on planet Earth, yet most people can only identify ten of them, at most. And good luck trying to figure out what that beautiful flower is that you saw on a hike last weekend. With the current tools available, it would take you hours, if you were successful at all.

Solution

The idea for PlantSnap was hatched in the summer of 2012. Eric Ralls was at a backyard barbecue at a friend's house. He noticed a beautiful flowering plant in the yard and asked the homeowner what it was. She had no idea. At that point, Eric tried to use the internet to determine what the plant was. It proved to be impossible. That was the eureka moment..."there should be an app for that!"

Our plant identification app for mobile devices, PlantSnap, will not only identify over 300,000 types of plants worldwide in mere seconds, it also gathers data from users that can be used for education, gaming, safety, gardening, landscaping and much more.

Market

Our target market consists of over 1 billion English-speaking people worldwide (Facebook data). This group consists of nature lovers, environmentalists, gardeners, hikers, and science fans. Basically, anyone in the world who is curious about nature and wants to know if a certain plant, tree or flower is poisonous, harmless, allergenic, edible, medicinal, or the perfect decoration for your home or office.

Competition

There are three apps on the market that will help you identify plants through crowd-sourcing -- upload a photo, and a group of experts will give you their best guess on what it might be. PlantSnap is pure image recognition -- take a photo, hit submit, and our deep learning engine tells you the name of the plant in a matter of seconds.

Why Us?

The founder of PlantSnap, Eric Ralls, has been in the internet/tech industry since close to the beginning...1998. Over the past 19 years, Mr. Ralls has owned and operated several digital media companies focused on science and the environment.

His first company was called Cosmiverse, a website focused on space and space exploration. His next was redOrbit.com, which he owned and operated for 12 years, then sold in 2012. Currently, Mr. Ralls owns GreenAtom.earth, and he recently launched Earth.com in September 2016.

Sales

To date, we have sold roughly 85,000 apps since launching in June 2017, with gross revenue in the past 4 months of roughly $400,000.

Liabilities and Litigation

PlantSnap, Inc. is not currently involved in any type of litigation. Our liabilities currently amount to approximately $706,650 in loans and convertible promissory notes as of January 1, 2018.

The team

Officers and directors

Eric Ralls	Founder/CEO/President/Chairman/Treasurer/Secretary
Dan Johnson	Board Member

Eric Ralls
Eric is a serial entrepreneur. A psychology and international business graduate, he has honed his skills in the tech world since 1998, merging the latest innovations with his love for the planet. 2002 - 2012: Founder/CEO RedOrbit 2014 - 2016: Founder/CEO GreenAtom 2016 - present: Founder/CEO Earth.com 2016 - present: Founder/CEO PlantSnap

Dan Johnson
March 2017-Present: Director PlantSnap, Inc. September 2017-present: CEO UnTethered Technology, LLC September 2017-present: CEO Ultra Sport Products

Number of Employees: 15

Related party transactions

Dan Johnson is a member of the board of directors. An entity affiliated with Dan Johnson is party to three loan and related agreements (i.e., a royalty agreement, accounts receivable and loan agreement and credit and reimbursement agreement), each of which are described in further detail in the Liquidity and Capital Resources section herein. The obligations under such agreements are security by shares of capital stock held by the company's founder, Eric Ralls. An entity affiliated with Dan Johnson is also party to an Accounts Receivable Loan and Pledge Agreement with the company. Under the agreement, the company can request loans from the entity, which are repaid by the accounts receivable collected by the company in connection with the sale of its products, in addition to interest and other fees accruing thereon. There is no limit to this line of credit. The obligations under this agreement are security by shares of capital stock held by the company's founder, Eric Ralls. An entity affiliated with Dan Johnson is also party to a Credit and Reimbursement Agreement with the company. Under the agreement, the company can use the entity's credit card for company related expenses, which are repaid by the company in addition to interest and other fees accruing thereon. There is no limit to this line of credit. The obligations under this agreement are security by shares of capital stock held by the company's founder, Eric Ralls.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **We have a patent pending, but it may not be granted.** We have a patent pending, but it may not be granted. In addition, intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if these patents are deemed unenforceable, the Company will almost certainly lose any revenue it receives from sublicensees and be unable to enter into additional sublicenses. This would cut off a significant potential revenue stream for the Company. If we are issued the patent, patents are limited in their impact to the country of issue. The Company currently possesses the rights to one or more issued patents in Australia, China, Canada, France, Germany, Taiwan, the United Kingdom, and the United States. All patents are not created equal and our patent portfolio is likely weaker in some countries compared to others. Moreover, even though these patents have been issued, they can be challenged in a variety of ways such that it is possible that the Company will be competing without enforceable intellectual property protection in one or more of these markets.

- **There could be other patents or intellectual property in existence that we could be infringing on or that will prevent us from sublicensing our intellectual property.** It is possible that the holders of patents for other devices that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future royalties on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company.

- **The cost of enforcing our patents could prevent us from enforcing them.** Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

- **This is a new and unproven industry.** Plant identification apps are relatively new, and it is an unproven industry. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible that no company will be able to create a plant identification app that generates significant sales, rendering our intellectual property worthless. Most current plant identification apps use crowd-sourcing and are free. It could be very difficult to persuade a large number of the participants in these industries to try something new that incurs a cost.

- **Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible.** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- **There are several potential competitors who are better positioned than we are to take the majority of the market.** The image recognition industry is booming, and there are big players involved. If Google or Apple or Microsoft chose to use their image recognition technology and focus it on plants as PlantSnap has done, they would be in a much better position to dominate the niche than PlantSnap is.

- **The Company's founder has substantial control over all stockholder decisions because he controls a substantial majority of our voting stock. The Series B Common Stock issued in this offering will not dilute our founder's voting control because the Series B Common Stock has no voting rights.** Eric Ralls, the Company's founder, controls appropriately 80% of the Company Stock. In addition, the Series B Common Stock issued in this offering will have no voting rights. As a result, subject to special rights granted by Mr. Ralls to other stockholders of the Company, Mr. Ralls has the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets. As the Company's Chief Executive Officer, Mr. Ralls has control over our day-to-day management and the implementation of major strategic investments of our company, subject to authorization and oversight by our board of directors. As board members and officers, Mr. Ralls owes a fiduciary duty to our stockholders and must act in good faith in a manner he reasonably believes to be in the best interests of our stockholders. As a stockholder, even controlling stockholders, Mr. Ralls is entitled to vote his shares, and shares over which he has voting control, in his own interests, which may not always be in the interests of our stockholders generally.

- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could seriously harm our business.** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **We have a short operating history and a new business model, which makes it difficult to evaluate our prospects and future financial results and increases the risk that we will not be successful.** We began commercial operations in 2016 and began monetizing PlantSnap in 2017. We have a short operating history and a new business model, which makes it difficult to effectively assess our future prospects. You should consider our business and prospects in light of the challenges we face, including the ones discussed in this section.

- **If our security is compromised or if our platform is subjected to attacks that frustrate or thwart our users' ability to access our products and services, our users, advertisers, and partners may cut back on or stop using our products and services altogether, which could seriously harm our business.** Our efforts to protect the information that our users have shared with us may be unsuccessful due to the actions of third parties, software bugs, or other technical malfunctions, employee error or malfeasance, or other factors. In addition, third parties may attempt to fraudulently induce employees or users to disclose information to gain access to our data or our users' data. If any of these events occur, our or our users' information could be accessed or disclosed improperly. Any incidents where our users' information is accessed without authorization, or is improperly used, or incidents that violate our Terms of Service or policies, could damage our reputation and our brand and diminish our competitive position. In addition, affected users or government authorities could initiate legal or regulatory action against us over those incidents, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices. Maintaining the trust of our users is important to sustain our growth, retention, and user engagement. Concerns over our privacy practices, whether actual or unfounded, could damage our reputation and brand and deter users, advertisers, and partners from using our products and services. Any of these occurrences could seriously harm our business. We are also subject to many federal, state, and foreign laws and regulations, including those related to privacy, rights of publicity, data protection, content regulation, intellectual property, health and safety, competition, protection of minors, consumer protection, employment, and taxation. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended in a manner that could seriously harm our business.

- **We may face technological challenges.** We may find that our image recognition algorithm is unable to accommodate and operate as well as it currently does when it reaches 315,000 plant species. This would thwart our ability to take PlantSnap global and sell it all over the world.

- **We could fail to achieve the growth rate we expect even with additional investments.** We expect to generate a significant amount of growth from the investments we will make into marketing a reduced price product following this offering and the investment financing that we are conducting concurrently. However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

- **We rely on third parties to provide services essential to the success of our business.** We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, website design, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in one of our partner's operations or at one of our key suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

- **Your investment could be illiquid for a long time or always.** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired . However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of our business category at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

- **Holders of Series B Common Stock have no voting rights. As a result, holders of Series B Common Stock will not have any ability to influence stockholder decisions.** Series B Common Stockholders, including those purchasing Series B Common Stock in this offering, have no voting rights, unless required by Delaware law. As a result, all matters submitted to stockholders will be decided by the vote of holders of Class A Common Stock. The Company's founder, Eric Ralls, will own a majority of the Class A Common Stock following the offering. This concentrated control eliminates other stockholders' ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. In addition, pursuant to that certain Stockholders' Agreement dated October 19, 2017, attached to the Form C, as entered into by and among the Company and the stockholders of the Company, to which all Series B Common Stockholders will be required to become a party, if (1) the Board, and (2) a certain major stockholder of the Company desire to consummate a change of control of the Company, all Series B Stockholders will be required to sell their shares of the Company in connection with such transaction. Therefore, Series B Common Stockholders, including those purchase Series B Common Stock in this offering, will have not have a say on the terms of the sale or other liquidation, if ever, of their Series B Common Stock.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Eric Ralls, 80.21% ownership, Series A Common Stock

Classes of securities

- Series A Common Stock: 887,013

Series A Common Stock

The Company is authorized to issue up to 8,000,000 shares of Series A Common Stock. There are 887,013 shares of Series A Common Stock currently outstanding.

Voting Rights

In any matter as to which the holders of common stock shall be entitled to vote pursuant to the General Corporation Law of the State of Delaware, each share of issued and outstanding Series A Common Stock shall be entitled to vote.

Dividend Rights

No dividend shall be paid on any shares of Series A Common Stock unless the same dividend is paid on all shares of Common Stock outstanding at the time of such payment. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Rights to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of Series A Common Stock are entitled to share ratably with all other series of Common Stock in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Other Rights and Preferences

Each share of Series A Common Stock issued and outstanding shall be identical in all respects. Except as may otherwise be provided by law, the holders of Series A Common Stock shall have all other rights of a stockholder.

Anti-Dilution Rights for DEJ FLP

Pursuant to Section 5 of that certain Subscription Agreement (the "Subscription Agreement") dated as of April 5, 2017, by and among the Company, Eric Ralls, an individual ("Founder"), and DEJ Family Limited Partnership ("DEJ FLP"), the Company and Founder agreed that (a) the shares of common stock issued to DEJ FLP shall be non-dilutive, and (b) if the Company shall issue, at any time after the date thereof, any capital stock or any securities convertible into capital stock, such issuances shall not dilute the percentage ownership of DEJ FLP. Historically, the parties have satisfied Section 5 of the Subscription Agreement by (i) the Founder redeeming the applicable number of shares common stock back to the Company to cause the ownership of DEJ FLP to be non-diluted, and (ii) the Company to issue the applicable number of common stock to DEJ FLP to cause the ownership of DEJ FLP to be non-diluted. Under this structure, only the ownership percentages of Founder and DEJ FLP are affected by such anti-dilution protection.

STOCKHOLDERS' AGREEMENT

The Company and each of its stockholders are party to that certain Stockholders Agreement, dated as of October 19, 2017, a copy of which is attached in the Form C (the "Stockholders' Agreement"). Each party that purchases Series B Common

Stock pursuant to this offering will be required to become a party to the Stockholders' Agreement. Under the Stockholders' Agreement, stockholders of the Company are subject to important rights, preferences, limitations, and restrictions, including, without limitation, the following:

- RESTRICTION ON TRANSFER

- RIGHT OF FIRST REFUSAL

- DRAG-ALONG RIGHTS

- NON-COMPETITION

- RIGHT OF FIRST OFFER FOR MAJOR STOCKHOLDERS

- INVESTORS' RIGHTS FOR MAJOR STOCKHOLDERS

The Stockholders' Agreement provides for, among other things, the granting of rights to purchase and to the imposition of certain restrictions on the transfer of, and to the granting of certain rights of first refusal on, the shares of Series B Common Stock pursuant to this offering. In addition, there are significant additional rights granted to Major Stockholders (as defined in the Stockholders' Agreement) of the Company and therefore there are substantial difference between the rights of Major Stockholders and the other stockholders of the Company.

In addition, as part of this offering, each purchaser of Series B Common Stock will be required to deliver a Consent of Spouse (in the form attached to the Stockholders' Agreement) signed by such purchaser's spouse, if applicable.

FOR A COMPLETE SET OF RIGHTS, PREFERENCES, LIMITATIONS, AND RESTRICTIONS, SEE THE ENTIRE STOCKHOLDERS' AGREEMENT, AS ATTACHED IN THE FORM C.

- Series B Common Stock: 21,017

Series B Common Stock

The Company is authorized to issue up to 2,000,000 shares of Series B Common Stock. There are 21,017 shares of Series B Common Stock currently outstanding. In addition, 3,011 shares of Series B Common Stock are currently committed. The final amount of these shares that will be issued are are subject to change, pending final closing of investment funds.

No Voting Rights

The holders of Series B Common Stock shall not be entitled to vote with respect to matters related to the Corporation, subject only to the requirements of the General Corporation Law of the State of Delaware.

Dividend Rights

No dividend shall be paid on any shares of Series B Common Stock unless the same dividend is paid on all shares of Common Stock outstanding at the time of such payment. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Rights to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of Series B Common Stock are entitled to share ratably with all other series of Common Stock in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Other Rights and Preferences

Each share of Series B Common Stock issued and outstanding shall be identical in all respects. Each share of Series B Common Stock issued and outstanding shall be identical to each share of Series A Common Stock in all respects other than those listed above.   Except as may otherwise be provided by law, the holders of Series B Common Stock shall have all other rights of a stockholder.

STOCKHOLDERS' AGREEMENT

The Company and each of its stockholders are party to that certain Stockholders Agreement, dated as of October 19, 2017, a copy of which is attached in the Form C (the "Stockholders' Agreement"). Each party that purchases Series B Common Stock pursuant to this offering will be required to become a party to the Stockholders' Agreement. Under the Stockholders' Agreement, stockholders of the Company are subject to important rights, preferences, limitations, and restrictions, including, without limitation, the following:

- RESTRICTION ON TRANSFER

- RIGHT OF FIRST REFUSAL

- DRAG-ALONG RIGHTS

- NON-COMPETITION

- RIGHT OF FIRST OFFER FOR MAJOR STOCKHOLDERS

- INVESTORS' RIGHTS FOR MAJOR STOCKHOLDERS

The Stockholders' Agreement provides for, among other things, the granting of rights to purchase and to the imposition of certain restrictions on the transfer of, and to the granting of certain rights of first refusal on, the shares of Series B Common Stock pursuant to this offering. In addition, there are significant additional rights granted to Major Stockholders (as defined in the Stockholders'

Agreement) of the Company and therefore there are substantial difference between the rights of Major Stockholders and the other stockholders of the Company.

In addition, as part of this offering, each purchaser of Series B Common Stock will be required to deliver a Consent of Spouse (in the form attached to the Stockholders' Agreement) signed by such purchaser's spouse, if applicable.

FOR A COMPLETE SET OF RIGHTS, PREFERENCES, LIMITATIONS, AND RESTRICTIONS, SEE THE ENTIRE STOCKHOLDERS' AGREEMENT, AS ATTACHED IN THE FORM C.

- SAFE (Simple Agreement for Future Equity): 118,150

SAFEs

The Company conducted a crowdfunding campaign through www.wefunder.com where $118,150 of SAFE (Simple Agreement for Future Equity (the "SAFEs") was sold to 361 investors (the "Investors"). The SAFEs have not yet converted into shares of capital stock of the Company.

Conversion of SAFEs

If there is an "Equity Financing" before the expiration or termination of the SAFEs, the Company will automatically issue to each Investor a number of shares of "Safe Preferred Stock" equal to the "Purchase Amount" divided by the "Conversion Price." If there is a "Liquidity Event" before the expiration or termination of the SAFEs, each Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the "Liquidity Price," if the Investor fails to select the cash option.

Definitions

"Company Capitalization" means the sum, as of immediately prior to the Equity Financing, of: (1) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other Safes, and (C) convertible promissory notes; and (2) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"Conversion Price" means the either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

"Discount Price" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"Discount Rate" means 80%.

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

"Liquidity Capitalization" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other Safes; and (iv) convertible promissory notes.

"Liquidity Event" means a change of control or an initial public offering of the Company.

"Liquidity Price" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"Safe Preferred Stock" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, except that such series will have (i) no voting rights, other than required by law: (ii) a per share liquidation preference and conversion price for purposes of price-based anti-dilution protection equal to the Conversion Price; and (iii) dividend rights based on the Conversion Price.

"Safe Price" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"Standard Preferred Stock" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"Valuation Cap" means $5,000,000.

- Convertible Promissory Notes: 55,000

Convertible Notes

The Company has issued $55,000 of Convertible Promissory Notes (the "Convertible Notes") to five investors (the "Investors"). The Convertible Notes have not yet converted into shares of capital stock of the Company.

Interest Rate of Convertible Notes

The Convertible Notes bear interest at a rate of 12% per annum.

Maturity of Convertible Notes

$55,000 of the Convertible Notes shall be due and payable upon the earliest of December 31, 2018 (the "Maturity Date") or a sale of the Company. An additional $50,000 of the Convertible Notes converted into Series A Common Stock of the Company on December 31, 2017.

Conversion of Convertible Notes

If the Convertible Notes are then outstanding, upon the occurrence of a sale of the Company or at the Maturity Date, each Investor shall be entitled, at its election, to convert the outstanding principal amount of the Convertible Note and accrued but unpaid interest thereon into shares of the Company's Series A Common Stock at a conversion price per share equal to amount obtained by dividing (a) $2.5 million, by (b) the number of shares of the Company's Common Stock outstanding immediately prior to such conversion determined on a fully-diluted basis and assuming the conversion or exercise of all of the Company's then outstanding convertible securities and options, warrants and other rights to purchase shares of the Company's Common Stock. The original principal amount of $55,000 of the Convertible Notes convert at such valuation.

What it means to be a Minority Holder

As a minority holder of Series B Common Stock, which are non-voting shares, you will have no ability to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

As of December 31, 2016 PlantSnap had not yet generated any revenues and did not anticipate doing so until we have completed the building and delivery of product, which we did not do until June 2017. For the first nine months the app has been available for purchase, total revenue generated was approximately $1,000,000. We are currently averaging $10,000/day in app sales, and we expect to reach $10 million in revenue in 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business indefinitely.

Financial Milestones

PlantSnap is investing in its database until the algorithm is able to recognize all 320,000 species of plants on Earth. Upon completion of this database and training, our

R&D and capital expenditures will be minimal, and we expect that the company will be profitable with very little overhead.

Eric Ralls, the founder of the company, funded the company's entire project for the first 4 years until there was a working prototype. PlantSnap sold convertible promissory notes in the aggregate amount of $75,000 in 2014 and 2016. PlantSnap sold stock for $100,000 to an investor in March 2017.

PlantSnap earned its first $1.00 of revenue on June 16, 2017; PlantSnap reached $100,000 in revenue in August 2017.

PlantSnap launched a crowdfunding offering on the Wefunder.com portal at a $5,000,000 pre-money valuation in March 2017.

PlantSnap has a loan from an entity affiliated with Dan Johnson of $250,000 along with accounts receivable line of credit that the company can tap if necessary.

PlantSnap converted to a Delaware corporation from a Nevada corporation in October 2017.

PlantSnap launched a crowdfunding offering on the StartEngine.com portal at a $10,000,000 pre-money valuation in October 2017.

PlantSnap raised $252,000 from the StartEngine campaign, which ended on February 25, 2018.

PlantSnap will reach $1 Million in revenue in March 2018.

Liquidity and Capital Resources

PlantSnap sold convertible promissory notes in the aggregate amount of $55,000 in 2014 and 2016. PlantSnap sold stock for $100,000 to an investor in March 2017.

PlantSnap launched a crowdfunding offering on the Wefunder.com portal at a $5,000,000 pre-money valuation in March 2017 and raised approximately $118,000.

PlantSnap raised approximately $252,000 in a StartEngine campaign that ended on February 25, 2018.

PlantSnap is party to a royalty agreement, entered into in August 2017, between an entity affiliated with Dan Johnson whereby PlantSnap received $250,000. Under the royalty agreement, the lender receives $0.50 per download of the PlantSnap app until $375,000 (plus interest accruing thereon) is repaid. The royalty term ends in August 2018. As of March 6, 2018, PlantSnap owes roughly $300,000 under this loan.

PlantSnap is party to an accounts receivable and loan agreement, similar to an invoice factoring agreement, entered into in August 2017, between an entity affiliated with Dan Johnson. The outstanding amount owed under this loan fluctuates from time to time, but as of March 6, 2018, PlantSnap owes roughly $250,000 under this recurring, short-term loan.

PlantSnap earned its first $1.00 of revenue on June 16, 2017; PlantSnap reached $100,000 in revenue in August 2017. PlantSnap reached $1 million in revenue in March 2018.

The company is currently generating operating losses, but the company expects that the loan and line of credit from an entity affiliated with our board member and stockholder, Dan Johnson, is enough to get us to profitability. However, in order to complete and launch PlantSnap GO! and launch a global marketing campaign, the company needs capital investment, which is why we came to StartEngine for a second time. If this new StartEngine offering is successful, PlantSnap GO! should launch in May 2018.

PlantSnap plans to use the available cash immediately in order to complete PlantSnap GO! and launch a global marketing campaign. Reaching the minimum threshold will allow PlantSnap to effectively market outside of the United States. Reaching the maximum threshold will allow PlantSnap to finish PlantSnap GO! and launch it in May 2018, and also to translate PlantSnap into 10+ languages and sell PlantSnap in every country on Earth.

Indebtedness

PlantSnap sold convertible promissory notes in the aggregate amount of $55,000 in 2014 and 2016. PlantSnap launched a crowdfunding offering on the Wefunder.com portal at a $5,000,000 pre-money valuation in March 2017 and raised approximately $118,000 by issuing Simple Agreements for Future Equity. PlantSnap is party to a royalty agreement, entered into in August 2017, between an entity affiliated with Dan Johnson, DFP LLC, whereby PlantSnap received $250,000. Under the royalty agreement, the lender receives $0.50 per download of the PlantSnap app until $375,000 (plus interest accruing thereon) is repaid. The royalty term ends in August 2018. As of March 6, 2018, PlantSnap owes roughly $300,000 under this loan. PlantSnap is party to an accounts receivable and loan agreement, entered into in August 2017, between an entity affiliated with Dan Johnson, DFP LLC. The outstanding amount owed under this loan fluctuates from time to time, but as of March 6, 2018, PlantSnap owes roughly $250,000 under this recurring, short-term loan agreement. PlantSnap liabilities amounted to approximately $706,650 as of January 1, 2018.

Recent offerings of securities

- 2017-09-14, Reg CF, 118150 SAFE (Simple Agreement for Future Equity). Use of proceeds: General working capital. (*$11,101 of funds are pending closing. Final number may be subject to change)
- 2017-03-17, Section 4(a)(2); Section 25102(f), 83333 Series A Common Stock. Use of proceeds: General working capital.
- 2016-08-25, Section 25102(f) (CA); NRS 90.530 (NV); Section 5.I(a) (TX);

Section 409.2-202(14) (MO), 105000 Convertible Notes. Use of proceeds: General working capital

- 2017-04-15, Section 4(a)(2); Section 25102(f), 10166 Series A Common Stock. Use of proceeds: General working capital
- 2017-06-11, Reg CF, 21017 Series B Common Stock. Use of proceeds: General working capital (*A portion of the funds are pending closing. Final number may be subject to change)

Valuation

$23,499,816.40

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company's Board of Directors as to what would be fair market value. Our last crowdfund offering conducted on StartEngine.com was at a $10 million valuation, launched before the PlantSnap application was generating revenue and greater investor interest. The price per share in this offering is calculated based off of all capital stock issued and outstanding as of the commencement of this offering, which number is subject to change based on the final numbers of the StartEngine offering completed in February 2018. *Price per share calculated based off of all capital stock issued and outstanding as of the commencement of this offering, and does not include any shares issuable under SAFEs, convertible promissory notes or other convertible securities outstanding as of the commencement of this offering.

USE OF PROCEEDS

The company intends to use the net proceeds from this offering for repaying indebtedness, working capital and other general corporate purposes. The company does not know the exact amount of proceeds that it will receive from its sale of Series B Common Stock. We do not currently have any specific uses of the net proceeds planned, but anticipate that the proceeds may be used for the following:

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$164,203
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$9,305
Net Proceeds	$9,400	$145,788

Use of Net Proceeds:		
R& D & Production	$5,000	$75,000
Marketing	$3,000	$20,000
Debt repayment	$1,400	$50,788
Total Use of Net Proceeds	$9,400	$154,897

We are seeking to raise a minimum of $10,000 (target amount) and up to $164,203.50 in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $164,203.50, we believe the amount will last us 12 months and plan to use the net proceeds of approximately $164,203.50 to finish PlantSnap GO! for targeted marketing campaigns on Facebook and Google.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments. As indicated in the "Use of Proceeds" section above, PlantSnap also intends to use a portion of the proceeds to repay certain indebtedness owed to an entity affiliates with Dan Johnson.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

Annual Report

The Company will make annual reports available at PlantSnap.net/investors. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR PlantSnap Inc.

[See attached]

PLANTSNAP, INC.

Unaudited Financial Statements For The Year Ended December 31, 2016

February 24, 2017



Independent Accountant's Review Report

To Management
PlantSnap, Inc.
Telluride, CO

I have reviewed the accompanying balance sheet of PlantSnap, Inc. as of December 31, 2016 , and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 24, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

PLANTSNAP, INC.
BALANCE SHEET
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS		
Cash	$	22,573
TOTAL CURRENT ASSETS		22,573
TOTAL ASSETS	$	22,573
LIABILITIES AND SHAREHOLDERS' EQUITY		
NON-CURRENT LIABILITIES		
Convertible Notes		89,900
TOTAL LIABILITIES		89,900
SHAREHOLDERS' EQUITY		
Capital Stock (1 share authorized and issued, no par value)		-
Retained Earnings (Deficit)		(67,327)
TOTAL SHAREHOLDERS' EQUITY		(67,327)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	22,573

Unaudited- See accompanying notes.

PLANTSNAP, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2016

Operating Expense		
Software Development	$	39,884
Rent		10,000
General and Administrative		12,043
		61,927
Net Income from Operations		(61,927)
Other Income (Expense)		
Interest Expense		(5,400)
Net Income	$	(67,327)

Unaudited- See accompanying notes.

PLANTSNAP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(67,327)
Cash Flows From Financing Activities		
Sale of Notes		84,500
Accrued Interest		5,400
Net Cash Flows From Investing Activities		89,900
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		22,573
Cash at End of Period	$	22,573

Unaudited- See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

PlantSnap, Inc. ("the Company") is a corporation organized under the laws of the State of Nevada, with offices in Colorado. The Company is developing a mobile app that will identify plants from pictures taken by the device. The Company will earn revenue by selling the app and through sales of advertising delivered to end users by the app.

The Company will conduct an equity crowdfund offering to commence during the first quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, virtual currency balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Rent

The Company occupies offices under a month to month lease that management considers an operating lease. Because the lease can be terminated by either party with reasonable notice, there are no future minimum payments due under the lease agreement.

Convertible Notes

In 2016, the Company borrowed money to financing operations under a series of convertible notes ("the Notes"). The Notes accrue interest at the rate of 12% per annum. Principal and accrued interest are both payable in one installment due December 31, 2018, or upon the occurrence of a Sale Event, whichever is earlier. As used herein, "Sale Event" means (a) the sale of all or substantially all the assets of the Company, (b) the merger of the Company into or the consolidation of the Company with any other entity (other than for purposes of changing the Company's domicile), or (c) the sale of outstanding equity interests of the Company by its stockholders in which at least 50% of the voting securities of the Company are transferred.

The unpaid principal and interest outstanding on the notes is convertible upon the occurrence of a Sale Event or at the Maturity Date, into shares of the Company's Common Stock at a conversion price per share equal to amount obtained by dividing (a) $2.5 million (current Plant Snap, Inc. valuation), by (b) the number of shares of the Company's Common Stock outstanding immediately prior to such conversion determined on a fully-diluted basis and assuming the conversion or exercise of all of the Company's then outstanding convertible securities and options, warrants and other rights to purchase shares of the Company's Common Stock.

Income Taxes

The Company is subject tax filing requirements in the federal jurisdiction of the United States. The Company incurred a net operating loss in 2016which will be carried forward to reduce taxes due in future years. Due to management's uncertainty as to the value or timing of any benefits associated with the carryforward, no associated allowance has been recognized in the statements. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company is subject to Income Tax in the State of Colorado. The Company's 2016 Income Tax filing for the State of Colorado will be subject to inspection until 2021.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 24, 2017, the date that the financial statements were available to be issued.

PlantSnap Inc.
A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2018 and 2017

PlantSnap Inc.

TABLE OF CONTENTS



To the Board of Directors
PlantSnap Inc.
Telluride, Colorado

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of PlantSnap Inc. (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA LLC

Artesian CPA, LLC

Denver, Colorado
October 10, 2019

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

PLANTSNAP INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2018 and 2017

	2018	2017
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 360,234	$ 16,277
Accounts receivable	59,137	153,458
Funds held in escrow	-	9,116
Due from related party	96,323	95,238
Total Current Assets	515,694	274,089
TOTAL ASSETS	$ 515,694	$ 274,089
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Accounts payable and accrued expenses	$ 164,324	$ 33,110
Licensing agreement payable - related party	681,862	381,862
Accrued interest payable	304,870	76,449
Deferred revenue	971,839	296,384
Due to related party	10,000	174,514
Accounts receivable loan payable - related party	2,020,221	726,494
Credit reimbursement agreement - related party	233,147	282,325
Royalty Note Payable, net of unaccreted premium - related party	4,611,609	304,110
Convertible note payable	-	10,000
Convertible note payable - related party	-	70,000
Total Current Liabilities	8,997,872	2,355,248
Long-term Liabilities:		
SAFE obligation	118,250	118,250
Total Liabilities	9,116,122	2,473,498
Stockholders' Equity/(Deficit):		
Series A Common Stock, $0.0001 par, 8,000,000 shares authorized, 924,441 and 887,013 shares issued and outstanding, respectively.	92	88
Series B Common Stock, $0.0001 par, 2,000,000 shares authorized, 22,894 and 0 shares issued and outstanding, respectively.	2	-
Additional paid-in capital	615,807	226,320
Accumulated deficit	(9,216,329)	(2,425,817)
Total Stockholders' Equity/(Deficit)	(8,600,428)	(2,199,409)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 515,694	$ 274,089

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

PLANTSNAP INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2018 and 2017

	2018	2017
Net revenues	$ 2,173,483	$ 191,668
Cost of net revenues	(2,624,941)	(825,122)
Gross profit/(loss)	(451,458)	(633,454)
Operating Expenses:		
General and administrative	490,236	182,324
Sales and marketing	4,343,703	948,513
Research and development	-	184,687
Total Operating Expenses	4,833,939	1,315,524
Loss from operations	(5,285,397)	(1,948,978)
Other Income/(Expense):		
Interest expense	(1,505,115)	(207,001)
Total Other Income/(Expense)	(1,505,115)	(207,001)
Net Loss	$ (6,790,512)	$ (2,155,979)

PLANTSNAP INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT) (UNAUDITED)
For the years ended December 31, 2018 and 2017

| | Common Stock - Nevada Corporation | | Common Stock - Delaware Corporation | | | | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
| | | | Series A Common Stock | | Series B Common Stock | | | | |
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount			
Balance at January 1, 2017	750,000	$ 750	-	$ -	-	$ -	$ 250	$ (269,838)	$ (268,838)
Issuance of common stock to investors	93,499	93	-	-	-	-	160,907	-	161,000
Forfeiture of common stock	(10,166)	(10)	-	-	-	-	10	-	-
Conversion to Delaware corporation	(833,333)	(833)	833,333	83	-	-	750	-	-
Conversion of notes payable	-	-	53,680	5	-	-	64,403	-	64,408
Net loss	-	-	-	-	-	-	-	(2,155,979)	(2,155,979)
Balance at December 31, 2017	-	-	887,013	88	-	-	226,320	(2,425,817)	(2,199,409)
Issuance of common stock - Reg CF	-	-	-	-	22,894	2	335,965	-	335,967
Conversion of notes payable	-	-	37,428	4	-	-	102,901	-	102,905
Offering costs	-	-	-	-	-	-	(49,379)	-	(49,379)
Net loss	-	-	-	-	-	-	-	(6,790,512)	(6,790,512)
Balance at December 31, 2018	-	$ -	924,441	$ 92	22,894	$ 2	$ 615,807	$ (9,216,329)	$ (8,600,428)

PLANTSNAP INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2018 and 2017

	2018	2017
Cash Flows from Operating Activities		
Net Loss	$ (6,790,512)	$ (2,155,979)
Adjustments to reconcile net loss to net cash used in operating activities:		
Accretion of loan premium	529,700	54,110
Changes in operating assets and liabilities:		
(Increase)/ Decrease in accounts receivable	94,321	(153,458)
Increase/ (Decrease) in accounts payable and accrued expenses	131,212	23,109
Increase/ (Decrease) in licensing agreement payable -related party	300,000	381,862
Increase/ (Decrease) in accrued interest payable	545,763	84,382
Increase/ (Decrease) in deferred revenue	675,455	270,681
Net Cash Used in Operating Activities	(4,514,061)	(1,495,293)
Cash Flows from Investing Activities		
Loans to related party	(1,085)	(16,379)
Net Cash Used in Investing Activities	(1,085)	(16,379)
Cash Flows from Financing Activities		
Repayments of related party advances	(164,514)	(31,493)
Proceeds from issuance of convertible notes payable	-	25,000
Proceeds from issuance of SAFE obligations	9,116	109,134
Proceeds from related party accounts receivable loan payable	6,338,235	850,073
Repayments of related party accounts receivable loan payable	(1,913,206)	(123,579)
Proceeds from related party royalty note payable	1,000,000	215,562
Repayment of related party royalty note payable	(647,938)	-
Draws/(repayments) on related party credit reimbursement agreement, net	(49,178)	282,325
Proceeds from issuance of promissory notes	121,250	95,000
Repayments on promissory notes	(121,250)	(65,000)
Proceeds from issuance of common stock	335,967	161,000
Offering cost	(49,379)	-
Net Cash Provided by Financing Activities	4,859,103	1,518,022
Net Change In Cash	343,957	6,350
Cash at Beginning of Period	16,277	9,927
Cash at End of Period	$ 360,234	$ 16,277
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 429,652	$ 68,509
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities:		
Conversion of convertible notes payable to common stock	$ 102,905	$ 64,408
Conversion of accounts receivable notes payable to royalty notes payable	$ 3,425,739	$ -
Conversion of related party promissory note to royalty notes payable	$ -	$ 34,438

See Independent Accountant's Review Report and accompanying notes, which are an integral part
of these financial statements.

PLANTSNAP INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and 2017 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

PlantSnap Inc. (the "Company"), is a corporation organized June 16, 2016 under the laws of Nevada. On October 19, 2017, the Company was converted into a Delaware corporation. The Company offers a plant identification app for mobile devices which identify over 200,000 types of plants worldwide and gather data from users that can be used for education, gaming, safety, gardening, landscaping and others.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2018 and 2017, the Company's cash and cash equivalents exceeded FDIC insured limits by $110,234 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2018 and 2017, the Company carried receivables of $59,137 and $153,458, respectively and no allowance against such.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. As of December 31, 2018 and 2017, the Company held no property or equipment.

Software Development Costs

The Company applies the principles of ASC 985-20 Software – Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 985-20). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to expense until technological feasibility is established. Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred internally. With our current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of cost of goods sold. Costs that cannot be supported as related to a specific project's development and incurred after the Company launched is application are charged to costs of goods sold under the presumption they are related to ongoing maintenance and enhancements to the application. To date, no costs have been capitalized.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

The Company earns revenues through the sale of its application to customers through Apple and Google. Sales are recorded net of returns and chargebacks. Sales are made either as a one-time payment for lifetime use, annual subscriptions, or monthly subscriptions.

- One-time payments for lifetime use are recognized ratably over the estimated customer lifetime. For the years ended December 31, 2018 and 2017, the Company estimated this to be a 12-month service period based on its best estimate of its customers' use patterns. The unrecognized portion is recorded to deferred revenue liability on the balance sheets until earned.
- Annual subscriptions are recognized ratably over the 12-month service period, with the unrecognized portion is recorded to deferred revenue liability on the balance sheets until earned.
- Monthly subscriptions are recognized to revenues in the month the service is provided.

Cost of Goods Sold

Apple and Google charge the Company a distribution fee for the sale of its product. Revenues are recorded gross of these fees and the fees are recorded to cost of goods sold. Cost of goods sold also includes application maintenance and development costs, server and web hosting costs, and foreign taxes.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $0 and $184,687 for the years ended December 31, 2018 and 2017, respectively.

Advertising

Advertising costs are expensed as incurred. Total expense related to advertising, sales, and marketing was $4,343,703 and $948,513 for the years ended December 31, 2018 and 2017, respectively.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than

50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $4,569,395 and $1,138,980 as of December 31, 2018 and 2017, respectively. The Company pays Federal and Colorado income taxes at rates of approximately 21% and 4.6%, respectively, and has used an effective blended rate of 24.7% to derive net tax assets of $943,112 and $478,441 as of December 31, 2018 and 2017, respectively, resulting from its net operating loss carryforwards, development costs capitalized for tax purposes, various differences due to taxes being filed on the cash basis, non-cash interest expense, and other temporary book-to-tax differences. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2036, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is in a cumulative net loss position of $9,216,329 as of December 31, 2018, had negative cash flows from operations of $4,514,061 for the year ended December 31, 2018, incurred a net loss of $6,790,512 for the year ended December 31, 2018, and lacks liquid assets to satisfy its obligations as they come due with just $360,234 of cash and a working capital deficit of $8,482,178 as of December 31, 2018. The Company has obligations due in 2019 it will be unable to satisfy from operating cash flows or other financing arrangements unless it is able to renegotiate with its existing lender.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to renegotiate its existing debt obligations, as well as produce revenues and obtain financing sufficient to meet current and future obligations. Management has evaluated these conditions and plans to renegotiate its existing debts, continue to generate revenues, and raise capital as feasible to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: DEBT

Convertible Notes Payable

During 2016 and 2017, the Company issued convertible promissory notes to related parties and outside investors. Total proceeds from these convertible notes for the years ended December 31, 2017 and 2016 were $25,000 and $105,000, respectively. The notes bear interest at 12% per annum and require payment of principal and interest upon maturity, which was December 31, 2017 for $50,000 of the notes and December 31, 2018 for $80,000 of the notes. The notes are convertible into the Company's common stock at the holders' elections upon a sale of the Company or at maturity. The conversion price was the price implied by a pre-money valuation on the Company's fully diluted capitalization (as defined in the note agreements). The pre-money valuation applicable to the conversion was $1,000,000 for $50,000 of the notes and $2,500,000 for $80,000 of the notes. Two notes with total principal of $50,000, together with accrued interest of $14,408, were converted at a $1,000,000 valuation into 53,680 shares of common stock during the year ended December 31, 2017. The remaining notes with total principal of $80,000, together with accrued interest of $22,905, were converted at a $2,500,000 valuation into 37,428 shares of common stock during the year ended December 31, 2018.

The principal balance outstanding at December 31, 2018 and 2017 was $0 and $80,000, respectively. Accrued interest payable at December 31, 2018 and 2017 was $0 and $12,706, respectively. Interest expense on these notes for the years ended December 31, 2018 and 2017 was $10,200 and $16,200, respectively.

Royalty Notes Payable - 1

In July 2017, the Company entered into a royalty loan agreement with a related party. The Company received a cash payment of $178,615, had expenses paid on its behalf of $36,947, and was relieved of its obligations on a $30,000 note payable, together accrued interest of $4,438, for total consideration received of $250,000. The note required monthly royalty payments equal to $0.50 per product sale over a term of one year until a total of $375,000 of royalty payments are made on the agreement, or the remaining unpaid royalty amount then becomes due in September 2018. The agreement also calls for 16% interest to be paid monthly on the unreturned portion of the total royalty payments. The loan was secured by a stock pledge of 375,000 shares of common stock held by the Company's CEO.

As there is a repayment premium of $125,000 resulting from the payments received and the repayment obliged, the Company recorded this premium to the note balance and accreted such against the note balance and interest expense over the life of the loan. $70,890 and $54,110 of such was recognized to interest expense for the years ended December 31, 2018 and 2017, respectively.

During the year ended December 31, 2017, the Company incurred interest expense of $29,088 on this loan. The principal balance outstanding amounted to $375,000 as of December 31, 2017, which is presented net of the unaccreted premium of $70,890 for a carrying balance of $304,110. Total interest expense recognized on the note for the year ended December 31, 2017 was $83,198. The accrued interest payable on the note as of December 31, 2017 was $2,088.

During the year ended December 31, 2018, the Company incurred interest expense of $34,142 on this obligation. The Company recognized $70,890 of interest expense related to the accretion of the premium, resulting in total interest charges of $105,032 for the year ended December 31, 2018. The remaining balance on this note of $13,265 was converted during 2018 into a 2018 consolidation loan agreement discussed below with the same party, which terminated this agreement.

Royalty Notes Payable - 2

In May 2018, the royalty agreement discussed above was amended and restated under a new agreement with the related party to combine its obligations with a new agreement. The Company received a cash payment of $1,000,000 ("Purchase Price"). The new note required monthly royalty payments equal to $0.50 per product sale over a term of one year until a total of $1,500,000 of royalty payments are made on the agreement, or the remaining unpaid royalty amount then becomes due in May 2019. The agreement also calls for 16% interest to be paid monthly on the unreturned portion of the total royalty payments. The loan was secured by a stock pledge of 500,000 shares of common stock held by the Company's CEO.

As there is a repayment premium of $500,000 resulting from the payments received and the repayment obliged, the Company recorded this premium to the note balance and accreted such against the note balance and interest expense over the life of the loan. $302,740 and $0 of such was recognized to interest expense for the years ended December 31, 2018 and 2017, respectively.

During the year ended December 31, 2018, the Company incurred interest expense of $130,256 on this loan. The Company recognized $302,740 of interest expense related to the accretion of the premium, resulting in total interest charges of $432,996 for the year ended December 31, 2018. In September 2018, the Company consolidated various loans into a new loan agreement, which included consolidation of $177,746 of the balances due on this obligation. The principal outstanding at December 31, 2018 was $1,036,049, which is presented net of the unaccreted premium of $197,260, for a carrying balance of $838,789 as of December 31, 2018. Accrued interest payable on this agreement as of December 31, 2018 was $10,900.

Credit Reimbursement Agreement

During 2017, the Company entered into a credit reimbursement agreement with a related party. Under the agreement, the Company received the right to use a credit card in the related party's company's name. The Company is charged a 16% interest rate from the date of any purchases using this credit card. The Company is required to make repayment on any borrowings under this arrangement, together with interest, within 5 days of receiving the monthly statement from the related party company, but in no case more than 120 days. The credit card has a credit limit of $650,000. The Company's CEO pledged 750,000 shares of Series A Common Stock as collateral against this agreement. The agreement remains in effect until terminated by either party.

As of December 31, 2018 and 2017, the balance due under this arrangement was $233,147 and $282,325, respectively. Interest expense of $53,266 and $18,822 was recorded on this obligation for the years ended December 31, 2018 and 2017, respectively.

PLANTSNAP INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and 2017 and for the years then ended

Accounts Receivable Loan Payable

During 2017, the Company entered into an accounts receivable loan agreement with a related party. Under this agreement, the Company is allowed to borrow monthly from the related party an amount equal to its net sales for the prior month. The amounts are required to be repaid when the amounts are collected from the Company's customers, or within 120 days of the loan date. All borrowings under this arrangement are subject to a 2.5% commission on the loaned amount, which generally translates to approximately a 30% annualized interest rate.

The Company's CEO pledged 750,000 shares of Series A Common Stock as collateral against this agreement. The loan is also collateralized by the Company's accounts receivables. The agreement remains in effect until terminated by either party.

The Company drew upon this obligation, borrowing $850,073 and making repayments of $123,579 through December 31, 2017. The balance due as of December 31, 2017 was $726,494. Interest expense incurred on this obligation for the year ended December 31, 2017 was $83,463. Accrued interest on this obligation as of December 31, 2017 was $61,655.

The balances due under this agreement as of September 30, 2018 were consolidated under 2018 consolidation loan effective September 30, 2018. The total balance outstanding under this agreement at the time of conversion was $3,131,302 of principal and $294,437 of accrued interest, which was converted to the 2018 consolidation loan in the combined total of $3,425,739.

Subsequent to the September 30, 2018 consolidation, the Company continued to draw upon this obligation, borrowing $2,156,443 and making repayments of $136,221 through December 31, 2018. The balance due as of December 31, 2018 was $2,020,221.

Interest expense incurred on this obligation for the year ended December 31, 2018 was $459,898. Accrued interest on this obligation as of December 31, 2018 was $76,965.

Royalty Note Payable - 3 (2018 Consolidation Loan)

In September 2018, the Company entered into an agreement with the related party to combine its obligations under a new agreement. The lender terminated $13,265 due under Royalty Note Payable – 1, $177,746 due under Royalty Note Payable – 2, $3,131,302 of principal due under the Accounts Receivable Loan Payable, and $294,437 of accrued interest due under the Accounts Receivable Loan Payable for a total of $3,616,750 in existing obligations consolidated under this agreement ("Purchase Price"). The new note requires monthly royalty payments equal to $0.50 per $3.95 of product sales over a term of September 30, 2018 until August 31, 2021, or until a total of $5,425,126 of royalty payments are made on the agreement, or the remaining unpaid royalty amount then becomes due in August 2021. Royalty payments commence once the remaining obligations under Royalty Note Payable - 2 are satisfied. The agreement also calls for 16% interest (default rate of 21%) to be paid monthly on the unreturned portion of the total royalty payments. The loan is secured by a stock pledge of 500,000 shares of common stock held by the Company's CEO. The loan contains a covenant requiring the lender's approval for any change to the corporate structure, existence, or name.

As there is a repayment premium of $1,808,376 resulting from the debts consolidated (Purchase Price) and the repayment obliged, the Company recorded this premium to the note balance and accretes such against the note balance and interest expense over the life of the loan. $156,070 and $0 of such was recognized to interest expense for the years ended December 31, 2018 and 2017, respectively.

During the year ended December 31, 2018, the Company made no payments on this loan and incurred interest expense of $217,005. The Company recognized $156,070 of interest expense related to the accretion of the premium, resulting in total interest charges of $373,075 for the year ended December 31, 2018. The principal outstanding at December 31, 2018 was $5,425,126, which is presented net of the unaccreted premium of $1,652,306, for a carrying balance of $3,772,820 as of December 31, 2018. Accrued interest payable on this agreement as of December 31, 2018 was $217,005.

SAFE Agreements

During the year ended December 31, 2017, the Company conducted an offering of Simple Agreements for Future Equity under Regulation Crowdfunding and issued $118,250 of SAFE agreements.

The SAFE agreements convert into the Company's equity if and upon a future equity financing event. The conversion price is the lesser of the price implied by a $5,000,000 pre-money valuation on the Company's fully diluted capitalization at the time of the offering or a 20% discount to the pricing in the triggering equity financing event. The SAFE instruments do not have a maturity or termination date. SAFE holders have liquidation preferences in a dissolution event providing repayment of the investors' purchase amounts. If there is a liquidity event, the SAFE instruments are either repaid at the purchase amount or are converted into the number of shares of common stock determined by dividing the purchase amount by the price implied by a $5,000,000 pre-money valuation on the Company's fully diluted capitalization at the time of the liquidity event, at the holders' elections. The SAFE agreements are subject to a repurchase at the greater of the purchase amount or the fair value of the Company at the time of the repurchase.

Broker fees of $4,730 were incurred in conjunction with this offering, which were expensed to interest expense in the year ended December 31, 2017 as the maturity is indeterminable.

Promissory Note

During 2017, the Company entered into a $65,000 promissory note with a related party, bearing interest at 9% per annum and due and payable after a 90-day term. The loan was repaid during 2017 resulting in a $0 balance at December 31, 2017. Interest expense of $1,462 was recorded on this note for the year ended December 31, 2017. The Company's CEO pledged 100,000 shares of common stock as collateral on this obligation.

Short-Term Loan

During 2018, the Company entered into a $121,250 promissory note, bearing interest at an effective rate of 148% per annum. The loan required weekly payments of $5,733. The loan was repaid during 2018 resulting in a $0 balance at December 31, 2018. Interest expense of $45,000 was recorded on this note for the year ended December 31, 2018.

NOTE 5: STOCKHOLDERS' EQUITY/(DEFICIT)

Nevada Capital Structure

On June 16, 2016, the Company was authorized to issue 1,000,000 shares of $0.001 par value common stock. On April 6, 2017, the Company amended and restated its articles of incorporation, increasing the authorized capital to 10,000,000 shares of $0.001 par value common stock.

2017 Common Stock Issuances

During the year ended December 31, 2017, and prior to the October 2017 conversion to a Delaware corporation, the Company issued 83,333 shares of common stock for $1.20 per share providing proceeds of $100,000 and 10,166 shares of common stock for $6.00 per share providing proceeds of $61,000.

Forfeiture of Common Stock

In October 2017, the Company's CEO forfeited 10,166 shares of common stock.

Conversion to Delaware Corporation

On October 18, 2017, the Company was converted from a Nevada corporation to a Delaware corporation. As of the date of conversion, 833,333 shares of common stock were issued and outstanding. Each share of common stock of the Nevada corporation was converted into one share of Series A Common Stock of the Delaware corporation, resulting in the issuance of 833,333 shares of Series A Common Stock from the Delaware corporation.

As a result of the conversion, the Company amended and restated its articles of incorporation authorizing 10,000,000 shares of common stock with $0.0001 par value. The common stock was divided into two series, designated as Series A Common Stock and Series B Common Stock, respectively. The Company authorized 8,000,000 shares of Series A Common Stock and 2,000,000 shares of Series B Common Stock. Series A and Series B common stockholders have identical rights, with the exception of voting rights, to which Series B stockholders have no voting rights.

Conversion of Notes Payable - 2017

During 2017, the Company issued 53,680 shares of Series A Common Stock in conversion of notes payable with aggregate principal and accrued interest balances of $64,408 at a conversion price of $1.20 per share.

2018 Regulation Crowdfunding

In 2018, the Company has raised gross proceeds of $335,967 in an offering of its Series B Common Stock pursuant to an offering under Regulation Crowdfunding, where 22,894 shares were issued (18,482 shares at $12.00 per share and 4,412 at $25.88 per share). In conjunction with this offering, the Company incurred offering costs amounting to $49,379.

Conversion of Notes Payable - 2018

During 2018, the Company issued 37,428 shares of Series A Common Stock in conversion of notes payable with aggregate principal and accrued interest balances of $102,905 at a conversion price of $2.75 per share.

Outstanding Shares

As of December 31, 2018 and 2017, 924,441 and 887,013 shares of Class A Common Stock were issued and outstanding and 22,894 and 0 shares of Class B Common Stock were issued and outstanding, both respectively.

NOTE 6: RELATED PARTY TRANSACTIONS

Licensing Agreement

The Company entered into a licensing agreement for advertising and hosting services with a related party company controlled by the Company's CEO. The agreement requires the Company to pay the related party company $50,000 monthly ($25,000 for advertising services and $25,000 for hosting services) for the term of the agreement, January 2017 through December 2020. Expenses incurred by the Company on this agreement were $600,000 and $600,000 for the years ended December 31, 2018 and 2017, respectively. Cash payments of $300,000 and $218,138 were made on this agreement for the years ended December 31, 2018 and 2017, respectively. The amounts due under this agreement as of December 31, 2018 and 2017 were $681,862 and $381,862, respectively.

Due from Related Party

The Company has paid expenses of its CEO since inception. No formal agreement has been entered, so the Company considers these balances as payable on demand and bearing no interest. The balances due as of December 31, 2018 and 2017 were $96,323 and $95,238, respectively.

Due to Related Party

The Company was loaned money from a relative of the CEO. No formal agreement was entered, so the Company considers these balances as payable on demand and bearing no interest, except the interest payments made for credit card interest incurred by this party, which totaled $5,151 for the year ended December 31, 2017. The balances due as of December 31, 2018 and 2017 were $0 and $28,690, respectively.

A company controlled by the Company's CEO incurred various development expenses on the Company's behalf. No formal agreement has been entered, so the Company considers these balances as payable on demand and bearing no interest. The balances due as of December 31, 2018 and 2017 were $0 and $125,824, respectively.

The Company was loaned money from a related party. No formal agreement was entered, so the Company considers these balances as payable on demand and bearing no interest. The balances due as of December 31, 2018 and 2017 were $10,000 and $20,000, respectively.

Various Debts

Various debt agreements were entered with related parties, as discussed and identified in Note 4.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Promissory Note – Related Party

In March 2019, the Company entered into a promissory note agreement with a related party to refinance its existing obligations under the Accounts Receivable Loan Agreement ("AR Note") discussed in Note 4. The total amount of principal and accrued interest due and payable under the AR Note at the issuance of this promissory note was $2,565,721. The new loan matures due September 2019, at which time all principal and accrued interest are due and payable. The loan bears interest at 45% per annum. No prepayment is allowed without the lender's approval, and prepayment requires payment of all interest that would have been due if the loan had been outstanding through maturity.

The note agreement requires the issuance of a warrant if the Company defaults on this note. In the case of a default, the Company must issue the lender a warrant for the purchase of 228,245 shares of common stock at an exercise price of $5.00 per share. These warrants issued in September 2019. The warrants are to expire September 1, 2023.

Accounts Payable

Due to cash flow issues, the Company has accumulated unpaid accounts payable during 2019 to date. As of the latest accounting, over $650,000 of accounts payable has accumulated.

Dispute

During 2019, a dispute has arisen over a $51,675 payable between the vendor and the Company. The results of this dispute are not yet determinable.

Short-Term Financing – Related Party

In July 2019, the Company entered into a secured promissory note with a related party for $94,424. The loan bears interest at 45% per annum. The loan is due in October 2019. The loan is secured by a pledge of 100,000 shares of common stock held by the Company's CEO.

Credit Reimbursement Agreement – Related Party

The Company has continued to utilize the credit reimbursement agreement discussed in Note 4, and has accumulated a balance of over $750,000 under this arrangement through the issuance of these financial statements.

Credit Reimbursement Agreement – Related Party

The Company has continued to utilize the credit reimbursement agreement discussed in Note 4, and has accumulated a balance of over $750,000 under this arrangement through the issuance of these financial statements.

Related Party Debt Activity Consolidation

In October 2019, the Company entered into a loan agreement with its related party lender to consolidate its existing debts under its royalty notes payable, accounts receivable loan payable, and related party promissory note. These debts had combined total outstanding principal and accrued interest balances of $9,103,301 as of the October 2019 consolidation. The new loan is for total principal of $9,103,301 and bears interest at 16% per annum. The loan is due upon the earlier of: a) demand by the lender at any time; b) a change in control; or c) liquidation or dissolution of the Company. The loan is secured by essentially all assets of the Company and 750,000 shares of common stock held by the Company's CEO.

Management's Evaluation

Management has evaluated subsequent events through October 10, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.